May 5, 2011

Ms. Tonya Bryan, Attorney-Advisor

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington D.C., 20549

Re:

Dinello Restaurant Ventures, Inc.

Sixth Amendment to Registration Statement on Form S-1

File No. 333-172052

Filed:  May 5, 2011

Dear Ms. Bryan:

I apologize for my error in sending the incorrect opinion letter in the previous filing.  I corrected the opinion letter and am submitting it along with Amendment 6 of our Registration Statement on Form S-1.  The only change to the S-1 was the amendment number.  There are no changes to the auditor consent.

 Please, do not hesitate to contact me at (941) 723-7564 should you have any questions.

Sincerely,

/s/DIANE J. HARRISON

Diane J. Harrison, Esq.

Enclosures:

1.

Dinello Restaurant Ventures, Inc. S-1/A-6

2.

Exhibit 5:  Correct Updated Attorney Opinion Letter and Consent

3.

Exhibit 23:  Updated  Auditor Consent